06009064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED MAY 31 2006

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 01, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Professional Office Park V 996 San Roberto St. Ste. 201
(No. and Street)

San Juan (City) P.R. (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Dunn 787-474-1993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP.
(Name – *if individual, state last, first, middle name*)

American International Plaza
250 Munoz Rivera Ave., Suite 1100 (Address) Hato Rey, (City) P.R. (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick J. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services, Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

SVP - PRINCIPAL

Title

JUAN D. BERRIOS
NIHIL PRIUS FIDE
ABOGADO NOTARIO

Affidavit 4834

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Financial Statements and Supplemental Schedules

As of and for the six-month period ended December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Auditors' Report

The Board of Directors
Oriental Financial Services Corp.:

We have audited the accompanying statement of financial condition of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group Inc.) as of December 31, 2005, and the related statements of loss, changes in stockholder's equity, and cash flows for the six-month period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oriental Financial Services Corp. as of December 31, 2005, and the results of its operations and its cash flows for the six-month period then ended in conformity with U.S. generally accepted accounting principles.

As described in Note 8 to the accompanying financial statements of Oriental Financial Services Corp., retained earnings as of June 30, 2005 has been restated from the Company's previously issued financial statements, which were audited by other auditors.

KPMG

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 28, 2006

Stamp No. 2102863 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	3,210,059
Deposit with clearing organization		50,000
Special reserve		19,605
Receivables from broker-dealers and other		184,171
Due from affiliate		45,104
Securities owned – at fair value		145,605
Prepaid expenses and other assets, including prepaid income tax of $96,250		113,182
Property and equipment, net of accumulated depreciation of $637,962		198,841
Total	$	3,966,567

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	100,681
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		4,739,861
Accumulated deficit		(874,975)
Total stockholder's equity		3,865,886
Total	$	3,966,567

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Loss

Six-month period ended December 31, 2005

Revenues:		
Commissions	$	2,154,946
Interest and dividends		65,001
Investment banking		73,785
Other income		13,637
Total revenues		2,307,369
Expenses:		
Employee compensation and benefits		1,183,455
Management and service fees		1,191,219
Communications		105,689
Clearing broker fees		258,066
Advertising and promotion		122,966
Occupancy and equipment		279,055
Professional services		52,705
Taxes other than payroll and income taxes		54,764
Other		145,944
Total expenses		3,393,863
Loss before income taxes		(1,086,494)
Income tax expense		—
Net loss	$	(1,086,494)

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Changes in Stockholder's Equity

Six-month period ended December 31, 2005

		Common Stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance at June 30, 2005 – as previously reported	$	1,000	4,406,238	545,142	4,952,380
Restatement adjustment (note 8)		—	333,623	(333,623)	—
Balance at June 30, 2005 – as restated		1,000	4,739,861	211,519	4,952,380
Net loss		—	—	(1,086,494)	(1,086,494)
Balance at December 31, 2005	$	1,000	4,739,861	(874,975)	3,865,886

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Cash Flows

Six-month period ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(1,086,494)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		187,752
Changes in operating assets and liabilities:		
Receivables		72,347
Special reserve		(19,605)
Due from affiliate		(45,104)
Securities owned – net		119,571
Prepaid expenses and other assets		4,028
Due to affiliate		(2,767)
Accounts payable and accrued expenses		(8,099)
Net cash used in operating activities		(778,371)
Cash flows from investing activities:		
Purchases of property and equipment		(2,094)
Net decrease in cash and cash equivalents		(780,465)
Cash and cash equivalents – beginning of period		3,990,524
Cash and cash equivalents – end of period	$	3,210,059

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of Oriental Financial Group Inc. (the Group) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles. The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the U.S. Securities and Exchange Commission (SEC), and the National Association of Securities Dealers.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included as income for the reporting period.

(d) Special Reserve

The Company has a reserve of cash based on the requirements of NASD for customer breakpoint claims. The customers of certain mutual funds were informed of discounts not granted to them by the

brokers and were subject to reimbursement. As of December 31, 2005, management understands that such reserve is adequate.

(e) ***Property and Equipment***

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives, which range from three to ten years.

(f) ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) ***Investment Banking Fees***

Investment banking revenue include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(h) ***Other Income and Expenses***

Other income and expenses are accounted for on the accrual basis.

(i) ***Accounting for Transfers of Financial Assets and Extinguishments of Liabilities***

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(j) ***Income Taxes***

The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(k) ***Cash Equivalents***

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Cash equivalents include money market investments.

(Continued)

(2) Securities Owned

Securities owned at December 31, 2005, carried at market value, are as follows:

GNMA certificates	$	50,640
PR Government securities		19,477
Collateralized mortgage obligation		69,729
Other equity securities		5,759
Total	$	145,605

(3) Clearing Agreement

The Company has entered into a clearing agreement (the Agreement) with National Financial Services Corp. (NFSC). NFSC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (SEC). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully-disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $3,277,123, which was $3,027,123 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness of net capital was 0.05 to 1.

(5) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank & Trust (the Bank) for which it is charged a management and service fee. For the six months ended December 31, 2005, the Company was charged $1,191,219 by its affiliate, for these services.

(6) Income Taxes

The Company is subject to Puerto Rico income tax at rates ranging from 20% to 39%. The deferred tax asset resulting from the net operating loss carryforward generated in the six-month period ended December 31, 2005, has been totally offset by a valuation allowance given that it is more likely than not that such benefit will not be realized. At December 31, 2005, the Company has net operating loss carryforwards for income tax purposes of approximately $2.4 million, which are available to offset future taxable income, if any through 2012.

(Continued)

(7) Contingencies

In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

(8) Restatement

During 2005, the Company determined that its accounting for employee stock option awards granted by the Group to one of the Company's officers, which have nontraditional antidilution provisions, were not accounted for correctly. Such options were previously accounted for as fixed awards and are now being accounted for as variable awards resulting in additional charges to prior year compensation allocated to the Company for such awards. At June 30, 2005, this correction resulted in an increase to additional paid-in capital and a reduction of retained earnings of $333,623.

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2005

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	3,865,886
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		3,865,886
Add:		
Allowable subordinated liabilities		—
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		3,865,886
Deductions and/or charges:		
Total nonallowable assets		442,897
Capital charges for spot and commodity futures		—
Other deductions and/or charges		45,000
		(487,897)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		3,377,989
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		—
Debt securities		742
Other securities		100,124
Undue concentration		—
Other		—
		(100,866)
Net capital	$	3,277,123

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	6,712
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		250,000
Net capital		3,277,123
Excess net capital		3,027,123
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		3,267,055

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2005, Form X-17A-5, Part 1I-A filing, as amended.

(Continued)

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2005

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	100,681
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	100,681
Ratio – aggregate indebtness to net capital		.03 to 1

Schedule of Nonallowable Assets

Receivable from broker-dealers and other	$	85,770
Due from affiliate		45,104
Prepaid expenses and other assets		113,182
Furniture and equipment, net		198,841
Total nonallowable assets	$	442,897

See accompanying independent auditors' report.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

As of and for the six-month period ended December 31, 2005

The Company has entered into a clearing agreement (the Agreement) with National Financial Services Corp. (NFSC). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the six-month period ended December 31, 2005.

See accompanying independent auditor's report.

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Changes in Liabilities Subordinated to Claim of General Creditors

As of and for the six-month period ended December 31, 2005

There were no liabilities subordinated to claims of general creditors during the six-month period ended December 31, 2005.

See accompanying independent auditor's report.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Supplemental Report on Internal Controls

The Board of Directors and Stockholder
Oriental Financial Services Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group Inc.), for the six-month period ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Oriental Financial Services Corp., for the six-month period ended December 31, 2005, and this report does not affect our report thereon dated April 28, 2006.

Oriental Financial Group Inc. (the Group) and the Company did not maintain effective internal control over classification of certain employee stock option awards. Specifically, the Group and the Company had insufficient review procedures over nonstandard terms in stock option awards and equity related contracts. As a result of this deficiency, the Company had to correct its previous accounting for certain stock option awards of Oriental Financial Group Inc. to one of its officers, which resulted in an increase to additional paid-in capital and a reduction of retained earnings at June 30, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2005, to meet the Commission's objectives due to the material weakness noted above.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

April 28, 2006

Stamp No. 2102869 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.